Exhibit 99.1

AcelRx Pharmaceuticals Announces Revised Merger Agreement with Tetraphase

Under revised terms, AcelRx to acquire Tetraphase for $30.0 million in stock and cash, plus an additional $14.5 million in CVRs

Continues to believe Tetraphase acquisition complements AcelRx’s commercial strategy and will deliver long-term shareholder value

Co-promotion agreement for XERAVA and DSUVIA proceeding well with teams already integrated

REDWOOD CITY, Calif., May 27, 2020 – AcelRx Pharmaceuticals, Inc. (AcelRx) (Nasdaq: ACRX), a specialty pharmaceutical company focused on the development and commercialization of innovative therapies for use in medically supervised settings, today announced the execution of an amendment to its merger agreement to acquire Tetraphase Pharmaceuticals, Inc. (Tetraphase) (NASDAQ: TTPH), with revised consideration of $30.0 million in stock and cash based on the AcelRx closing share price on May 22, 2020, plus an additional $14.5 million in contingent value rights (CVRs) payable in cash.

The total consideration payable to Tetraphase stockholders and warrant holders includes AcelRx stock valued at $24.6 million, based upon the closing share price of AcelRx stock of $1.52 on May 22, 2020, plus $5.4 million in cash.

Tetraphase stockholders will receive, for each share of Tetraphase common stock, (1) $0.2434 in cash and 0.7217 shares of AcelRx common stock, representing approximately $1.34 in upfront per share value, based upon the closing share price of AcelRx stock of $1.52 on May 22, 2020, and (2) one CVR, which would entitle the Tetraphase stockholders to receive potential aggregate payments of up to $14.5 million in cash upon the achievement of certain future XERAVA™ net sales milestones starting in 2021.

Tetraphase’s board of directors has determined that as a result of the amendment to the merger agreement, competing bidders’ proposals were not superior and recommends the merger agreement, as amended, to its stockholders. In addition to delivering overall higher value, the AcelRx agreement delivers a higher per share valuation to Tetraphase warrant holders and stockholders.

“Our co-promotion agreement with Tetraphase is already proving to be a great step forward for our commercial teams, and we believe there is significant additional value created in the full combination of the companies,” said Vince Angotti, Chief Executive Officer at AcelRx. “This agreement and the expected closing of this merger is a solid first step in executing on our strategy of having multiple products in our portfolio to commercialize within healthcare institutions.”

Under terms of the merger agreement, the transaction is expected to close following the Tetraphase’s stockholder meeting, which is currently set for June 8, 2020. Closing of the transaction is subject to receipt of approval of its stockholders, as well as satisfaction of other customary closing conditions. The transaction does not require a vote by AcelRx stockholders.

Cooley LLP is acting as legal counsel to AcelRx.

###

About AcelRx Pharmaceuticals, Inc.

AcelRx Pharmaceuticals, Inc. is a specialty pharmaceutical company focused on the development and commercialization of innovative therapies for use in medically supervised settings. AcelRx’s proprietary, non-invasive sublingual formulation technology delivers sufentanil with consistent pharmacokinetic profiles. The Company has one approved product in the U.S., DSUVIA® (sufentanil sublingual tablet, 30 mcg), known as DZUVEO™ in Europe, indicated for the management of acute pain severe enough to require an opioid analgesic for adult patients in certified medically supervised healthcare settings, and one product candidate, Zalviso® (sufentanil sublingual tablet system, SST system, 15 mcg), an investigational product in the U.S., is being developed as an innovatively designed patient-controlled analgesia (PCA) system for reduction of moderate-to-severe acute pain in medically supervised settings. DZUVEO and Zalviso are both approved products in Europe.

For additional information about AcelRx, please visit www.acelrx.com.

About Tetraphase Pharmaceuticals, Inc.

Tetraphase Pharmaceuticals, Inc. is a biopharmaceutical company using its proprietary chemistry technology to develop and commercialize novel tetracyclines for serious and life-threatening conditions, including bacterial infections caused by many multidrug-resistant, or MDR, bacteria. There is a medical need for new antibiotics as resistance to existing antibiotics increases. The company’s commercial product, XERAVA™ (eravacycline), a fully synthetic fluorocycline, is an intravenous, or IV, antibiotic that is approved for use as a first-line empiric monotherapy for the treatment of MDR infections, including those found in complicated intra-abdominal infections, or cIAI.

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to future prospects or results, strategy, intentions, plans, hopes, beliefs, anticipations, expectations or predictions of the future, or the expected closing and timing of the Tetraphase acquisition and the potential benefits of the proposed transaction. These statements may be identified by the use of forward-looking terminology such as “believes,” “expects,” “anticipates,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or the negative of these words or other comparable terminology. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied by such statements, including the risk that we may not be able to close the acquisition of Tetraphase or achieve the expected benefits and cost synergies from the proposed transaction with Tetraphase, that actions taken by competing bidders for Tetraphase or fluctuations in the market price of AcelRx’s common stock could delay or prevent the consummation of the proposed transaction, or that the impacts AcelRx experiences from the ongoing COVID-19 pandemic may be prolonged or exacerbated. In addition, such risks and uncertainties may include, but are not limited to, those described in AcelRx’s annual, quarterly and current reports (i.e., Form 10-K, Form 10-Q and Form 8-K) as filed or furnished with the Securities and Exchange Commission (SEC). You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date such statements were first made. AcelRx’s SEC reports are available at www.acelrx.com under the “Investors” tab. Except to the extent required by law, AcelRx undertakes no obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

In connection with the proposed transaction between AcelRx and Tetraphase, AcelRx filed with the SEC a registration statement on Form S-4 (No. 333-237584) (the “Registration Statement”) containing a document constituting a prospectus of AcelRx and a proxy statement of Tetraphase. The Registration Statement was declared effective by the SEC on April 24, 2020, and Tetraphase mailed the definitive proxy statement/prospectus to stockholders of Tetraphase on or about April 28, 2020. AcelRx and Tetraphase also plan to file other relevant documents with the SEC regarding the transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the Registration Statement and the definitive proxy statement/prospectus and other relevant documents filed or that will be filed by AcelRx or Tetraphase with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by AcelRx are available free of charge within the Investors section of AcelRx’s website at http://ir.acelrx.com. Copies of the documents filed with the SEC by Tetraphase are available free of charge within the Investors section of Tetraphase’s website at https://ir.tphase.com/investor-relations.

Participants in the Solicitation

Each of AcelRx and Tetraphase and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tetraphase stockholders in connection with the proposed transaction. Information about AcelRx’s directors and executive officers is included in the definitive proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 24, 2020. Information about Tetraphase’s directors and executive officers is included in Tetraphase’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 12, 2020. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus filed with the SEC on April 24, 2020. When available, investors may obtain free copies of these documents from AcelRx or Tetraphase as indicated above.

No Offer or Solicitation

This communication is being made in respect of the proposed transaction involving AcelRx and Tetraphase. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Media Contacts	Investor Contacts
Evoke Theresa Dolge / Jessica Ross 215-928-2748 / 215-928-2346 theresa.dolge@evokegroup.com / jessica.ross@evokegroup.com	Raffi Asadorian, CFO AcelRx investors@acelrx.com Brian Korb, Solebury Trout 646-378-2923 Investors@acelrx.com
Sloane & Company Dan Zacchei / Joe Germani Dzacchei@sloanepr.com / JGermani@sloanepr.com